# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D. C. 20549

## FORM 8-K

### CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
### THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 7, 2006

| Commission File Number | Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone | I.R.S. Employer Identification Number |
|---|---|---|
| 1-16305 | **PUGET ENERGY, INC.** <br> A Washington Corporation <br> 10885 - N.E. 4th Street, Suite 1200 <br> Bellevue, Washington 98004-5591 <br> (425) 454-6363 | 91-1969407 |
| 1-4393 | **PUGET SOUND ENERGY, INC.** <br> A Washington Corporation <br> 10885 - N.E. 4th Street, Suite 1200 <br> Bellevue, Washington 98004-5591 <br> (425) 454-6363 | 91-0374630 |

Check the appropriate box below if the Form 8–K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐ Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐ Pre–commencement communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e–4(c))

**Item 2.02 Results of Operations and Financial Condition**

On February 7, 2006 the Company issued the following press release.

## *Puget Energy Reports Year-End and Fourth-Quarter 2005 Results*

- 2005 earnings of $1.51 per share including the discontinued operations of InfrastruX Group
- 2005 income from continuing operations of $1.42 per share
- Fourth-quarter 2005 income from continuing operations of 52 cents per share
- Reaffirm full-year 2006 guidance of $1.40 to $1.55 per share from continuing operations

BELLEVUE, Wash. (February 7, 2006) — Puget Energy (NYSE: PSD) today reported 2005 net income from continuing operations of $1.42 per diluted share and fourth quarter 2005 earnings from continuing operations of 52 cents per diluted share. Puget Energy's 2005 earnings including the discontinued operations of its utility construction services subsidiary, InfrastruX, totaled $1.51 per diluted share.

In 2005, earnings from continuing operations benefited from customer growth and revenue recovery of new electric generating resources at Puget Energy's core electric and gas utility business, Puget Sound Energy (PSE). These results were offset by higher operations and maintenance and depreciation expense compared to 2004 levels as a result of PSE's energy delivery infrastructure additions, service reliability initiatives and energy efficiency programs in 2005. Earnings from continuing operations in 2004 of $1.26 per diluted share were reduced by a regulatory disallowance of $24.5 million after-tax, or 25 cents per diluted share, recorded in the second quarter 2004.

"In 2005 we continued to invest in our energy delivery infrastructure and generation resources to support and maintain Puget Sound Energy's legacy of reliable service," said Stephen P. Reynolds, Chairman, President and CEO of Puget Energy. "During the year, we placed into service the 150-megawatt Hopkins Ridge wind powered electric generating facility, began building a second, larger wind facility near Ellensburg, Washington and expanded and reinforced our energy delivery infrastructure. I'm very proud of Puget Sound Energy's dedicated employees who contributed to this extraordinary effort," added Reynolds.

"We also reached a number of key regulatory milestones in 2005, notably an all-party settlement related to power costs and resolution of the general rate case filed in 2004. We will continue to work with regulators and other parties to recover necessary infrastructure investments and improve our creditworthiness in a general rate case we're filing this month," said Reynolds.

Puget Energy's 2005 earnings including the discontinued operations of its utility construction services subsidiary InfrastruX, totaled $155.7 million, or $1.51 per diluted share, compared to $55.0

million, or 55 cents per diluted share, in 2004. InfrastruX's 2004 financial results reflect a $76.6 million, or 77 cent per diluted share, after-tax non-cash impairment charge.

**Table 1: Puget Energy reported earnings**

| | Year ending | |
|---|---|---|
| _Earnings per diluted share_ | **2005** | **2004** |
| Continuing operations (PSE) | **$1.42** | $1.26 |
| Discontinued operations (InfrastruX) | **0.09** | (0.71) |
| Puget Energy | **$1.51** | $0.55 |

## Puget Energy Calendar Year 2005 Summary:

Table 2 below summarizes the primary items that impacted calendar year 2005 financial results from continuing operations for Puget Energy:

**Table 2**

| Calendar year 2005 vs. Calendar year 2004 EPS Reconciliation | Cents per diluted share |
|---|---|
| Puget Energy's 2004 earnings from continuing operations | $1.26 |
| Impact of a gas supply regulatory disallowance in 2004 | 0.25 |
| Increase in electric margin | 0.09 |
| Increase in gas margin | 0.14 |
| Increase in operations and maintenance expense | (0.24) |
| Increase in depreciation and amortization expense | (0.08) |
| Increase in other income | 0.04 |
| Impact of dilution from higher common shares outstanding | (0.04) |
| Puget Energy's 2005 earnings from continuing operations | $1.42 |

## Continuing Operations (PSE) Calendar Year 2005 Highlights:

In 2005 PSE's net income increased by $20.6 million, or 16 cents per share, to $146.8 million, or $1.42 per diluted share, from $126.2 million, or $1.26 per diluted share, for 2004. All items outlined below are pre-tax unless otherwise noted and all share amounts are presented on a diluted basis.

- As of December 31, 2005, PSE provided service to 1,018,100 electric customers and 693,500 natural gas customers, representing a 1.6 percent and 3.1 percent increase, respectively, over 2004 levels.

- Overall, 2005 temperatures in the Pacific Northwest were similar compared to 2004 levels, but warmer than historic averages, reducing energy sales in both years.

- After adjusting for an electric generation gas supply regulatory disallowance recorded in the second quarter 2004, PSE's electric margin in 2005 (electric sales to retail and transportation customers less the cost of generating and purchasing electricity) increased by $13.6 million, or 9 cents per share, primarily due to a 3 percent increase in retail sales volumes from customer growth. The $13.6 million electric margin increase in 2005 also reflects a one-time benefit of $6.0 million, or 4 cents per share, related to the recovery of power costs incurred in prior periods.

- PSE's natural gas margin (natural gas sales to retail and transportation customers less the cost of purchasing and transporting natural gas) increased by $22 million, or 14 cents per share, as a result of a 2.4 percent increase in retail sales volumes and a 3.5 percent rate increase effective March 4, 2005. PSE's 2005 gas margin was reduced by a true-up of previously reported natural gas costs resulting in a $3.3 million after-tax,or 3 cent per share, charge to net income.

- PSE's 2005 utility operations and maintenance expense increased by $42 million over 2004 levels, of which $4.3 million relates to low income customers and is fully recovered in rates. The $37.7 million, or 24 cent per share, net operations and maintenance expense increase reflects higher planned electric and gas retail distribution systems maintenance costs to support growth and reliability initiatives.

- PSE's depreciation and amortization expense increased by $13.1 million, or 8 cents per share, due to additional utility plant placed in service in 2004 and 2005.

- In October 2005, Puget Energy sold 15 million shares of common stock in a secondary offering. Net proceeds totaling approximately $310 million were invested in PSE and used to reduce short-term debt incurred primarily to fund the utility's construction program. The average number of fully diluted common shares outstanding at year-end 2005 increased to 103.1 million compared with 99.9 million at year-end 2004. Earnings dilution in calendar year 2005 as a result of higher shares outstanding reduced earnings by 4 cents per share in 2005.

### Puget Energy Continuing Operations Fourth-Quarter 2005 Summary:

Table 3 below summarizes the primary items that impacted fourth quarter 2005 results from continuing operations:

### Table 3

| Fourth Quarter 2005 vs. Fourth Quarter 2004 EPS Reconciliation | Cents per diluted share |
| --- | --- |
| Puget Energy's fourth quarter 2004 earnings from continuing operations | $0.59 |
| Increase in gas margin | 0.08 |
| Increase in utility operations and maintenance expense | (0.10) |
| Increase in depreciation and amortization expense | (0.03) |
| Increase in other income | 0.02 |
| Impact of dilution from higher common shares outstanding | (0.04) |
| Puget Energy's fourth quarter 2005 earnings from continuing operations | $0.52 |

### Continuing Operations (PSE) Fourth-Quarter 2005 Highlights:

PSE's 2005 fourth quarter earnings were $56.3 million, or 52 cents per diluted share, compared to $59.2 million, or 59 cents per diluted share, in the fourth quarter of 2004. Average temperatures in the fourth quarter 2005 were near normal compared to slightly warmer temperatures in 2004. Fourth quarter 2005 natural gas margin increased by $13 million, or 8 cents per share, while electric margin was flat compared to 2004 levels. Depreciation and amortization expense and utility operations and maintenance expense increased by $4.8 million, and $15.9 million, or 3 and 10 cents per share, respectively.

## Puget Energy 2006 Outlook:

Puget Energy anticipates its 2006 financial results from continuing operations to be within the previously disclosed range of $1.40 to $1.55 per diluted share.

## Discontinued Operations (InfrastruX) Calendar Year 2005 Highlights:

Discontinued operations for Puget Energy reflect the financial results of InfrastruX, Puget Energy's utility construction services subsidiary as well as certain carrying value adjustments. InfrastruX earned $10.1 million compared to $5.9 million in 2004, net of minority interest and before impairment charges. The increase in earnings during calendar year 2005 reflect favorable industry conditions in the utility construction services sector as well as the strong operating performance in InfrastruX's various business lines.

At year-end 2005, Puget Energy's net equity interest in InfrastruX was $43.5 million compared to 3.8 million in 2004. InfrastruX's net debt and capitalized leases at year-end 2005 totaled $141.5 million compared to $166.4 million in 2004.

A sales process is currently under way to divest the InfrastruX business.

## Conference Call:

Puget Energy will provide additional information regarding its calendar year and fourth-quarter 2005 results during a conference call for analysts scheduled at 10:00 a.m. ET (7:00 a.m. PT) on Wednesday, February 8, 2006. The call will be broadcast live through a Web cast at www.pugetenergy.com. The Web cast will be archived and available for replay following the call. A tape-recorded replay of the call will be available two hours after completion of the conference call on February 8, 2006 through midnight (ET) on Wednesday, February 22, 2006 by dialing 1-888-286-8010 and entering the conference identification number at 36933122.

## Form 10K and Annual Report for 2005

Puget Energy will file its Form 10-K Annual Report for 2005 with the Securities and Exchange Commission (SEC) on or before March 16, 2006, a copy of which will be available through the SEC's website at www.sec.gov or the Company's website at www.pugetenergy.com. Investors are encouraged to read the financial statements and disclosures that will be contained in the Form 10-K filing.

> Puget Energy is an energy services holding company that conducts all of its operations through its subsidiaries, PSE and InfrastruX Group. PSE is a regulated utility company that generates, purchases and sells electricity; and purchases, transports and sells natural gas. The service territory of PSE covers approximately 6,000 square miles, principally in the Puget Sound region of Washington State. InfrastruX specializes in contracting services to other gas and electric utilities primarily in the Midwest, Texas, and the south-central and eastern United States regions. InfrastruX is presented as discontinued operations.

# PUGET ENERGY -- SUMMARY INCOME STATEMENT
(In thousands, except per-share amounts)

|  | Unaudited Three months ended 12/31[1] | | Unaudited Twelve months ended 12/31 | |
| --- | --- | --- | --- | --- |
|  | 2005 | 2004 | 2005 | 2004 |
| **Operating revenues** |  |  |  |  |
| Electric | $ 472,323 | $ 404,778 | $ 1,612,869 | $ 1,423,034 |
| Gas | 357,778 | 284,703 | 952,515 | 769,306 |
| Other | 960 | 2,531 | 7,826 | 6,537 |
| Total operating revenues | 831,061 | 692,012 | 2,573,210 | 2,198,877 |
| **Operating expenses** |  |  |  |  |
| Purchased electricity | 272,439 | 205,764 | 860,422 | 723,567 |
| Electric generation fuel | 18,919 | 20,640 | 73,318 | 80,772 |
| Residential exchange | (53,814) | (50,674) | (180,491) | (174,473) |
| Purchased gas | 233,083 | 180,618 | 592,120 | 451,302 |
| Unrealized net (gain) loss on derivative instruments | 77 | 516 | 472 | (526) |
| Utility operations & maintenance | 92,957 | 77,083 | 333,256 | 291,232 |
| Other operations & maintenance | 613 | 811 | 2,657 | 2,326 |
| Depreciation & amortization | 63,351 | 58,530 | 241,634 | 228,566 |
| Conservation amortization | 7,562 | 4,942 | 24,308 | 22,688 |
| Taxes other than income taxes | 68,737 | 59,503 | 233,742 | 208,989 |
| Income taxes | 33,957 | 36,135 | 88,609 | 76,756 |
| Total operating expenses | 737,881 | 593,868 | 2,270,047 | 1,911,199 |
| **Operating income** | 93,180 | 98,144 | 303,163 | 287,678 |
| **Other income (deductions):** |  |  |  |  |
| Other income | 4,125 | 2,368 | 8,309 | 4,362 |
| Interest Charges: |  |  |  |  |
| AFUDC | 3,310 | 1,613 | 9,493 | 5,420 |
| Interest expense | (44,284) | (43,163) | (174,591) | (171,959) |
| Mandatorily redeemable securities interest expense | (23) | (23) | (91) | (91) |
| **Net income from continuing operations** | 56,308 | 58,939 | 146,283 | 125,410 |
| Income (loss) from discontinued operations, net of tax | 8,607 | (74,626) | 9,514 | (70,388) |
| **Net income (loss) before cumulative effect of accounting change** | 64,915 | (15,687) | 155,797 | 55,022 |
| Asset retirement obligation cumulative effect | 71 | --- | 71 | --- |
| **Net Income (loss)** | $ 64,844 | $ (15,687) | $ 155,726 | $ 55,022 |
| **Common shares outstanding** | 108,067 | 99,765 | 102,570 | 99,470 |
| **Diluted shares outstanding** | 108,598 | 99,765 | 103,101 | 99,911 |
| Basic earnings per common share from continuing operations | $ 0.52 | $ 0.59 | $ 1.43 | $ 1.26 |
| Basic earnings from discontinued operations | 0.08 | (0.75) | 0.09 | (0.71) |
| Asset retirement obligation cumulative effect | --- | --- | --- | --- |
| **Basic earnings per common share** | $ 0.60 | $ (0.16) | $ 1.52 | $ 0.55 |
| Diluted earnings per common share from continuing operations | $ 0.52 | $ 0.59 | $ 1.42 | $ 1.26 |
| Diluted earnings from discontinued operations | 0.08 | (0.75) | 0.09 | (0.71) |
| Asset retirement obligation cumulative effect | --- | --- | --- | --- |
| **Diluted earnings per common share[2]** | $ 0.60 | $ (0.16) | $ 1.51 | $ 0.55 |

[1] Partial-year results may not accurately predict full-year performance, as earnings are significantly affected by weather.

[2] Diluted earnings per common share include the dilutive effect of securities related to employee compensation plans.

# PUGET SOUND ENERGY -- UTILITY OPERATING DATA

| | Three months ended 12/31 | | Twelve months ended 12/31 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Energy sales revenues ($ in thousands; unaudited)** | | | | |
| *Electricity* | | | | |
| Residential | $ 193,667 | $ 169,811 | $ 690,184 | $ 628,869 |
| Commercial | 167,935 | 152,095 | 629,008 | 580,973 |
| Industrial | 25,020 | 23,461 | 93,922 | 88,779 |
| Other retail sales, including change in unbilled | 30,897 | 23,509 | 23,313 | 12,310 |
| Subtotal, retail sales | 417,519 | 368,876 | 1,436,427 | 1,310,931 |
| Transportation, including change in unbilled | 2,285 | 3,365 | 9,027 | 10,707 |
| Sales to other utilities & marketers | 31,209 | 17,719 | 105,027 | 56,512 |
| Other[1] | 21,310 | 14,818 | 62,388 | 44,884 |
| Total electricity sales | 472,323 | 404,778 | 1,612,869 | 1,423,034 |
| *Gas* | | | | |
| Residential | 231,702 | 183,588 | 592,361 | 478,969 |
| Commercial | 102,454 | 81,679 | 281,332 | 225,834 |
| Industrial | 16,070 | 13,364 | 48,318 | 38,800 |
| Subtotal, retail sales | 350,226 | 278,631 | 922,011 | 743,603 |
| Transportation | 3,334 | 3,289 | 13,277 | 12,968 |
| Other | 4,218 | 2,783 | 17,227 | 12,735 |
| Total gas sales | 357,778 | 284,703 | 952,515 | 769,306 |
| *Total energy sales revenues* | $ 830,101 | $ 689,481 | $ 2,565,384 | $ 2,192,340 |
| **Energy sales volumes (Unaudited)** | | | | |
| *Electricity (in mWh)* | | | | |
| Residential | 2,806,076 | 2,660,232 | 10,321,984 | 10,028,150 |
| Commercial | 2,215,240 | 2,133,829 | 8,647,478 | 8,448,569 |
| Industrial | 343,024 | 344,201 | 1,357,973 | 1,353,657 |
| Other, including change in unbilled | 374,406 | 323,624 | 145,403 | 53,816 |
| Subtotal, retail sales | 5,738,746 | 5,461,886 | 20,472,838 | 19,884,192 |
| Transportation, including change in unbilled | 513,938 | 515,346 | 2,030,457 | 1,988,966 |
| Sales to other utilities & marketers | 388,480 | 386,824 | 1,887,007 | 1,317,394 |
| Total mWh | 6,641,164 | 6,364,056 | 24,390,302 | 23,190,552 |
| *Gas (in 000's of therms)* | | | | |
| Residential | 187,233 | 173,908 | 510,026 | 489,036 |
| Commercial | 92,743 | 87,557 | 275,755 | 270,305 |
| Industrial | 15,083 | 15,076 | 49,979 | 49,217 |
| Transportation | 52,634 | 52,807 | 198,504 | 201,642 |
| Total gas volumes | 347,693 | 329,348 | 1,034,264 | 1,010,200 |
| **Margins[2] ($ in thousands; unaudited)** | | | | |
| *Electric* | $ 187,888 | $ 188,105 | $ 691,494 | $ 640,102 |
| *Gas* | 92,353 | 79,343 | 264,370 | 242,378 |
| **Weather (Unaudited)** | | | | |
| Actual heating degree days | 1,678 | 1,642 | 4,489 | 4,421 |
| Normal heating degree days[3] | 1,729 | 1,729 | 4,797 | 4,797 |
| **Customers served at December 31[4] (Unaudited)** | | | | |
| *Electricity* | | | | |
| Residential | 901,384 | 885,220 | | |
| Commercial | 110,534 | 110,231 | | |
| Industrial | 3,682 | 3,942 | | |
| Other | 2,482 | 2,293 | | |
| Transportation | 18 | 17 | | |
| Total electricity customers | 1,018,100 | 1,001,703 | | |
| *Gas* | | | | |
| Residential | 639,771 | 619,514 | | |
| Commercial | 50,999 | 50,179 | | |
| Industrial | 2,640 | 2,708 | | |
| Transportation | 124 | 129 | | |
| Total gas customers | 693,534 | 672,530 | | |

[1] Includes sales of non-core gas supplies.

[2] Electric margin is electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE's service territory. Gas margin is gas sales to retail and transportation customers less the cost of gas purchased, including gas transportation costs, to bring gas to PSE's service territory.

[3] Seattle-Tacoma Airport statistics reported by NOAA which are based on a 30-year average, 1971-2000. Heating degree days measure how far the daily average temperature falls below 65 degrees. Heating degree days in 2004 are adjusted for leap year by adding the February 28th heating degree day amount.

[4] Customers represents average served at month end.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

**PUGET ENERGY, INC.**

**PUGET SOUND ENERGY, INC.**

By: /s/ Bertrand A. Valdman
            Bertrand A. Valdman
            Senior Vice President Finance and

Dated: February 7, 2006            Chief Financial Officer